February 8, 2017

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	MOLECULIN BIOTECH, INC.

Registration Statement on Form S-1 (Registration No. 333-214898) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

National Securities Corporation (“National”), as underwriter for the referenced offering, hereby concurs in the request by Moleculin Biotech, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:30 P.M. (Eastern Time) on February 8, 2017, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. National affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan Rich
Name: Jonathan Rich
Title: Executive Vice President